UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for March, 2020
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes _____ No __X__

Enclosures: SASOL LIMITED | UPDATE ON SASOL’S CONFERENCE CALL

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code:      JSE: SOLBE1
Sasol BEE Ordinary ISIN code:        ZAE000151817
(“Sasol” or “Company”)

UPDATE ON SASOL’S CONFERENCE CALL
Sasol was scheduled to host a conference call on Tuesday, 10 March 2020, at 15:00 (SAST)
in order to discuss the recent outcome of the periodic ratings review by S&P Global and
Moody’s.

Given the latest developments where oil prices have declined significantly and increased market volatility, the conference call will be moved to Tuesday, 17 March 2020, at 15:00
(SAST). This allows more time to assess the impact of these latest developments on the market and Sasol in particular.

Balance sheet protection remains a key priority. As communicated during the interim financial results, we continue to actively manage the balance sheet and several steps have already been taken to mitigate market volatility. This includes our hedging programme to mitigate commodity price movements and exchange rate exposures. We have hedged our US$/ZAR exchange rate and ethane exposure, but oil price exposure is not hedged for the remainder of
FY20.

Conference call details:
Tuesday, 17 March 2020
Time
Dial-in numbers
South Africa
15:00
+27 11 535 3600
United Kingdom
13:00
+44 (0) 333 300 1418
United States (ET)
09:00
+1 508 924 4326
Other countries
+27 11 535 3600
The transcript will be available from March 20, 2020 at 6:00 PM (SA) on Sasol’s investor relations website.

If you have any questions, please email: investor.relations@sasol.com or contact Feroza Syed at +27 10 344 9280.

9 March 2020
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited

Disclaimer - Forward-looking statements
Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return, executing our growth projects (including LCCP), oil and gas reserves, cost reductions, our Continuous Improvement
(CI) initiative, our climate change strategy and business performance outlook. Words such as
“believe”, “anticipate”, “expect”, “intend", “seek”, “will”, “plan”, “could”, “may”, “endeavour”,
“target”, “forecast” and “project” and similar expressions are intended to identify such forward-
looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-
looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 28 October 2019 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 9 March 2020
By: /s/ M M L Mokoka
Name: M M L Mokoka
Title: Company Secretary